UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68 Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

July 2024 Private Placement

On July 31, 2024, Wallbox N.V. (the “Company” or “Wallbox”) announced a private placement of its Class A ordinary shares, nominal value €0.12 per share (the “Class A Shares”), pursuant to which the Company agreed to sell 36,334,277 Class A Shares for aggregate gross proceeds of approximately $45 million (the “Transaction”) to (i) Generac Power Systems, Inc. (“Generac”), a current shareholder of the Company holding a seat on the Company’s Board of Directors (the “Board”); (ii) Orilla Asset Management, S.L., a current shareholder of the Company holding a seat on the Board; (iii) Consilium, S.L., a current shareholder of the Company; and (iv) Mr. Asunción, a current shareholder, co-founder and CEO of the Company and member of the Board, in each case pursuant to a subscription agreement (each a “Subscription Agreement”) with each such investor. The Company’s Class A Shares (the “PIPE Shares”) will be sold to investors pursuant to a Subscription Agreement at a price of $1.2385 (based on a 10% discount to the volume weighted average price of the Class A Shares for the 30-day period ended July 29, 2024, inclusive), per share, and the Transaction is expected to close on or about August 5, 2024 (the “Closing Date”), subject to the satisfaction of customary closing conditions. Pursuant to the Subscription Agreement, the Company agreed, among other things, that it will file with the SEC (at the Company’s sole cost and expense) a registration statement registering resale of the shares sold in the Transaction (the “PIPE Shares” and the “PIPE Resale Registration Statement”), and the Company will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof. A copy of the Company’s press release in connection with the Transaction is included as Exhibit 99.1 hereto.

The offer and sale of the PIPE Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the Class A Shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Subscription Agreement does not purport to be complete and are subject to, and qualified in its entirety by, the full text of the Subscription Agreement. A copy of a form of Subscription Agreement is included as Exhibit 2.1 hereto and incorporated by reference herein.

Commercial Agreement and Warrant Agreements

As previously disclosed in a 6-K furnished on December 4, 2023, the Company (i) entered into a private placement of Class A Shares, pursuant to which the Company agreed to sell Class A Shares to Generac, among other investors, and, pursuant to a subscription agreement, dated November 29, 2023, by and between the Company and Generac, (ii) agreed to use of reasonable best efforts to enter into a commercial agreement and a warrant agreement with Generac.

On May 8, 2024, Wall Box Chargers, S.L.U., a wholly-owned subsidiary of the Company, and Generac entered into a commercial agreement (the “Commercial Agreement”), providing for, among other things, a long-term supply arrangement of Wallbox products to Generac.

In connection with the closing of the Commercial Agreement, on July 31, 2024, the Company and Generac also entered into warrant agreements (the “Warrant Agreements”), pursuant to which the Company issued to Generac (together with its assignees, the “Warrantholder”), and the Warrantholder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable for a period of 4 years from the date of such Warrant Agreement and (b) an aggregate of 1,967,098warrants exercisable for a period of 5 years from the date of the Commercial Agreement, in each case for an equal number of the Company’s Class A Shares, at an exercise price of up to $3.05 per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in favor of the Company when the reported trading price of the Company’s Class A Shares is at least $6.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding any undertakings in respect of the Commercial Agreement, the Warrant Agreements and the expected closing of the Transaction. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; Wallbox’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act; competition; losses or disruptions in Wallbox’s supply or manufacturing partners; political, social, and economic instability; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, data privacy, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors’’ in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including the Exhibits other than Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792, 333-271116 and 333-276491) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Form of Subscription Agreement

99.1	Wallbox N.V. Press Release, dated July 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: July 31, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer